February 22, 2008

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Green Dragon Wood Products, Inc.

Second Amendment to Registration Statement on Form S-1

File No. 333-147988

Filed:  February 22, 2008

Dear Ms. Long:

Below are Green Dragon Wood Products, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated January 31, 2008.  On behalf of the Company, on February 22, 2008, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

General

1.

Our filing has been amended to provide for the change to the S-1 designation per your comment.

Prospectus Cover Page

2.

We have amended our filing to include language that our selling security holders “may be underwriters” in connection with the selling of their shares.

Risk Factors, Page 3

(19) Conflict with native communities…., page 6

3.

Additional disclosure has been added to provide clarity in response to your comment.

Description of Securities – Dividends,  page 15

4.

Disclosure has been changed to comply with your comment.

Description of Business, page 16

Business Development, page 16

5.

Our disclosure has been amended according to your comment.

Pamela A. Long

Re:  Green Dragon Wood Products, Inc.

2/22/2008

Management’s Discussion and Analysis, page 21

6.

We apologize for the error in the table figures.  We have corrected the mathematical error to accurately reflect the correct numbers.

Results of Operations, page 22

7.

This disclosure has been amended to conform to your comment.  There was conflicting statements regarding our method of operation and we have amended the disclosure to provide consistency regarding our policy.

8.

Our disclosure has been amended to provide consistent disclosure that we carry our receivables and we do not collect a deposit from our clients.

9.

Our disclosure has been amended to provide for “Allowance for Doubtful Accounts”.

Certain Relationships and Related Transactions, page 27

10.

Disclosure has been changed to include a more robust description of our related transactions.

11.

We are confused by this comment  Rule 405 of the Securities Act of 1933, as amended provides that the Company can designate its founder as a “founder’ rather than a promoter.  Our disclosure identified Mr. Kwok Leung Lee as such.  We have added a statement in Certain Relationships and Related Transactions identifying Mr. Lee as a “founder” in accordance with Rule 405 (1)(i)(ii) and 405 (2).  Mr. Lee has been identified throughout our disclosure as a key employee and the person who founded our company.  Our other Director Ms. Law has been correctly identified as a Director and not as a promoter.  Under the rule cited hereinabove we must identify the individual according to the function that they perform.  Ms. Law functions solely as a Director and therefore we do not need to identify her as a promoter.

Disclosure Controls and Procedures, page 30

12.

We have amended our disclosure according to your comment.

Statement of Cash Flows, page F-7

13.

This disclosure has been revised per your comment.

Report of Independent Registered Public Accounting Firm,  page F-18

14.

The report provide by the registered public accounting firm has been revised to include a conformed signature in accordance with Article 2-02 of regulation S-X.

Note 2(q) – Recent Accounting Pronouncements, page F-27

15.

This financial note has been revised according to your comment.

Note 8 – Income Taxes and Deferred Tax Liabilities, page F-14

16.

This financial note has been revised according to your comment.

Note 13 – Subsequent Events, page F-34

17.

This financial note has been revised according to your comment.

Pamela A. Long

Re:  Green Dragon Wood Products, Inc.

2/22/2008

Part II

Recent Sales of Unregistered Securities, Page II-1

18.

We have provided more robust disclosure regarding the sale of the securities by the BVI Corporation and the purchasers of the securities, specifically those that are U.S. citizens.

Index of Exhibits, page II-3

19.

We have supplied executed copies of the prior exhibits.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Green dragon Wood Products, Inc. S-1/A-2

2.

4.1 SHARE EXCHANGE AGREEMENT between Fit Sum Group Limited, Inc., a British Virgin Islands corporation and Green Dragon Wood Products Co. Limited, a Hong Kong company

3.

4.2 SHARE EXCHANGE AGREEMENT between Green Dragon Wood Products, Inc., a Florida corporation and Fit Sum Group Limited, a British Virgin Islands company

4.

5.2 Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

5.

23.2 Consent of Experts and Counsel: Independent Auditor's Consent by Madsen & Associates, C.P.A., Inc.